Exhibit 99.9

NICE to Demonstrate Market-Leading Integrated Security Solutions for
Safer Cities at IACP 2012

NICE’s integrated security portfolio help cities address safety, security and operational challenges

RUTHERFORD, New Jersey, September 27, 2012, NICE Systems (NASDAQ: NICE) today announced that it will be demonstrating its market-leading integrated security solutions for safer cities in booth 1724 at IACP 2012, the 119th Annual International Association of Chiefs of Police Conference. The event will take place from September 29 to October 3 at the San Diego Convention Center in San Diego, California.

Today’s cities face a variety of safety, security and operational challenges and threats, including shootings, natural disasters, severe weather, traffic congestion, fires, civil unrest, and terrorism. To mitigate the impact of these situations, city surveillance centers need relevant, real-time information about what’s happening where, and how to respond. Together, NICE’s integrated security solutions, which include NICE Situator, NiceVision, NICE Inform and NICE audio solutions, help make cities safer, securer and more efficient by equipping city surveillance centers with solutions that deliver the right insight to the right people at the right time, so they can maximize resources to respond more effectively.

“The strength of NICE’s integrated security solutions for safe cities is that they’re sophisticated and flexible enough to address wide-ranging safety threats,” said Yaron Tchwella, Security President and EVP Business Operations at NICE. “That's important because different cities face different hazards, such as weather threats or terrorism. The real challenge in situation management is to be able to integrate best practices according to each city’s environment and needs, which is where NICE offers expertise."

Among the capabilities NICE will be highlighting at IACP are:

Intelligent, real-time alerting and streamlined responses: NICE Situator consolidates information from many different systems to provide intelligent, real-time alerting and streamlined responses. City-wide video surveillance can be seamlessly combined with public and private video management systems (VMSs) and accessed through one interface, allowing surveillance centers to significantly expand their intelligence assets and reach. In addition, gunshot detection, License Plate Recognition (LPR), weather systems, emergency/mass notification, traffic systems, and GIS can also be integrated. GIS integration, for example, enables video cameras, sensors, and other assets to be overlaid on the same map to give operators a better visual picture of unfolding situations. Surveillance center personnel get complete information about an event and can manage events from one system. Responses are also streamlined through automatic correlation (e.g. between gunshot detection and video) and smart resource assignment (e.g. based on specific resource attributes such as availability, skills, and location).

Improved collaboration: Through Computer-Aided Dispatch (CAD) integration, Situator enhances collaboration between city surveillance centers and PSAPs (Public Safety Answering Points), enabling them to share information during emergency situations. For example, in the event of a serious accident or shooting, a 9-1-1 dispatcher could access live video feed from a city surveillance network and provide additional details to first responders.

Post event debriefing, incident reconstruction: City surveillance centers can leverage NICE’s integrated security solutions, including NICE Situator and Inform, to reconstruct incidents exactly as they happened. Video from multiple surveillance systems, audio recordings, cell phone video, CAD screen recordings, and in-car police video can be compiled into one incident timeline and replayed. Operator actions are also tracked and documented. Documenting incidents in this manner allows the surveillance center to conduct thorough investigations and provide compelling evidence; determine if procedures were followed; address training issues; establish best practices; and continuously improve responses to various threats.

At the event, NICE will be also participating in the IACP Innovation Theater. NICE’s Director of Public Safety, Dan Robinson, a former police chief, will give a live simulated demonstration of situation management in an Active Shooter scenario on Monday, October 2 at 3 p.m. (exhibit hall, Booth 3726). He’ll be joined by Chris Swecker, CEO of Chris Swecker Enterprises and a former Assistant Director for the FBI and former CSO at Bank of America. They will explain why situation management is essential for 21st century policing and show how it can improve incident response and operational coordination.

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view. NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.